UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 11)

Nicholas Financial, Inc.

(Name of Issuer)

Common Stock, no par value per share

(Title of Class of Securities)

65373J209

(CUSIP Number)

Adam K. Peterson

1601 Dodge Street, Suite 3300

Omaha, NE 68102

(402) 509-8456

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

July 29, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [X].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following pages

Page 1 of 10 Pages

CUSIP No. 65373J209	13D	Page 1 of 9 Pages

1.	NAMES OF REPORTING PERSONS Magnolia Capital Fund, LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION STATE OF DELAWARE, UNITED STATES OF AMERICA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER (power for all SMAs) 2,414,067
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 2,414,067
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,414,067
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 33.02%
12.	TYPE OF REPORTING PERSON (see instructions) PN

CUSIP No. 65373J209	13D	Page 2 of 9 Pages

1.	NAMES OF REPORTING PERSONS The Magnolia Group, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION STATE OF OKLAHOMA, UNITED STATES OF AMERICA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER (power for all SMAs) 2,414,067
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 2,414,067
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,414,067
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 33.02%
12.	TYPE OF REPORTING PERSON (see instructions) IA

CUSIP No. 65373J209	13D	Page 3 of 9 Pages

1.	NAMES OF REPORTING PERSONS Adam K. Peterson
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES OF AMERICA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER (power for all SMAs) 2,425,132
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 2,425,132
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,425,132
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 33.17%
12.	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 65373J209	13D	Page 4 of 9 Pages

Item 1. Security and Issuer.

This statement on Schedule 13D relates to shares of common stock, no par value per share (the “Common Stock”) of Nicholas Financial, Inc. (the “Issuer”). The address of the principal executive office of the Issuer is 2454 McMullen Booth Road, Building C, Clearwater, Florida 33759.

Item 2. Identity and Background.

(a)-(c)	This Schedule 13D is being jointly filed by Magnolia Capital Fund, LP (“MCF”), The Magnolia Group, LLC (“TMG”), a registered investment adviser, and Adam K. Peterson (each a “Reporting Person” and, collectively, the “Reporting Persons”) with respect to shares of common stock, no par value per share of the Issuer (the“Common Stock”) owned directly by MCF.

TMG is the general partner of MCF. Mr. Peterson is the managing member of TMG. TMG and Mr. Peterson may each exercise voting and dispositive power over the Common Stock held by MCF and, as a result, may be deemed to be indirect beneficial owners of shares of Common Stock held by MCF. TMG and Mr. Peterson disclaim beneficial ownership of the Common Stock.

The principal business address of each of the Reporting Persons is 1601 Dodge Street, Suite 3300 Omaha, NE 68102.

(d)	During the past five years, none of the Reporting Persons have been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the past five years, none the of Reporting Persons have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	MCF is a Delaware limited partnership. TMG is an Oklahoma limited liability company and registered investment adviser. Mr. Peterson is a U.S. citizen.

Item 3. Source or Amount of Funds or Other Consideration.

Consideration for the Common Stock described in this Schedule 13D came from the working capital of the MCF. The Common Stock was purchased by TMG for the benefit of MCF at an aggregated price of $25,129,833.46.

Adam K. Peterson (“Mr. Peterson”) directly holds 11,065 shares of Common Stock and he holds interest in MCF and TMG. The shares held directly by Mr. Peterson were received as compensation for Mr. Peterson's position on the board of directors of the Company.

CUSIP No. 65373J209	13D	Page 5 of 9 Pages

Item 4. Purpose of Transaction.

The Reporting Persons appointed a representative to join the board of directors of the Company. Adam Peterson joined the board of directors on July 28, 2017.

The Reporting Persons purchased the Common Stock based on the belief that such securities, when purchased, were undervalued and represented an attractive investment opportunity. Although Reporting Person has no specific plan or proposal to acquire additional Common Stock or dispose of the Common Stock, consistent with its investment purpose, Reporting Person at any time and from time to time may acquire additional Common Stock or dispose of any or all of its Common Stock depending upon an ongoing evaluation of the investment in the Common Stock, prevailing market conditions, other investment opportunities, liquidity requirements of the Reporting Person and/or other investment considerations. The purpose of the acquisition of the Common Stock is for investment, and the acquisitions of the Common Stock were made in the ordinary course of business and were not made for the purpose of acquiring control of the Issuer.

Also, consistent with the investment purpose, the Reporting Persons may engage in communications with one or more shareholders of the Issuer, one or more officers of the Issuer and/or one or more members of the board of directors of the Issuer and/or one or more representatives of the Issuer regarding the Issuer.

Except to the extent the foregoing may be deemed a plan or proposal, Reporting Person has no plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. The Reporting Person may, at any time and from time to time, review or reconsider its position and/or change its purpose and/or formulate plans or proposals with respect thereto.

Item 5. Interest in Securities of the Issuer.

(a)	Based upon the Issuer's 14A filed on July 29, 2022, there were 7,310,239 shares outstanding. Based on the foregoing, the shares beneficially owned, in total, represent approximately 33.2% of the shares issued and outstanding. Of the shares beneficially owned, Mr. Peterson may be deemed the beneficial owner of 2,425,132 shares of Common Stock held for the account of the MCF. TMG may be deemed the beneficial owner of 2,414,067 shares of Common Stock held for the account of MCF. MCF may be deemed the beneficial owner of 2,414,067 shares of Common Stock that it holds.

(b)	The information set forth in Rows 7 through 10 of the cover page for each Reporting Person is hereby incorporated by reference into this Item 5(b) for each such Reporting Person.

(c)	As a result of the Issuer's stock buy back reported in Issuer's 14A filed on July 29, 2022, the Reporting Person's aggregate beneficial ownership percentage increased by approximately 2%. This filing is being made due to the change in beneficial ownership percentage due solely to the foregoing buy back. There have been no purchase or sale transactions by the Reporting Persons in the last 60 days.

CUSIP No. 65373J209	13D	Page 6 of 9 Pages

(d)	Except as disclosed herein, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by each of the Reporting Persons.

(e)	This item is not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The powers of disposition and voting of the shares are held pursuant to a limited partnership agreement entered into between MCF and TMG. As described above in Item 2, Mr. Peterson is the managing member of TMG.

Item 7. Material to Be Filed as Exhibits.

The following document is filed as an Exhibit to this statement.

Exhibit A – Joint Filing Agreement

CUSIP No. 65373J209	13D	Page 7 of 9 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct

Magnolia Capital Fund, LP

By:	The Magnolia Group, LLC, General Partner

By:	/s/ Adam K. Peterson
Name:	Adam K. Peterson
Title:	Manager

Date:	8/3/2022

The Magnolia Group, LLC

By:	The Magnolia Group, LLC

By:	/s/ Adam K. Peterson
Name:	Adam K. Peterson
Title	Manager

Date:	8/3/2022

Adam K. Peterson

By	/s/ Adam K. Peterson
Name:	Adam K. Peterson

Date:	8/3/2022

CUSIP No. 65373J209	13D	Page 8 of 9 Pages

Exhibit A

JOINT FILING AGREEMENT

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange act of 1934, the undersigned agree, as of July 28, 2017, that only one statement containing the information required by Schedule 13D, and each amendment thereto, need to be filed with respect to the ownership by each of the undersigned of shares of Common Stock of Nicholas Financial, Inc., and such statement to which this Joint Filing Agreement is attached as Exhibit A is filed on behalf of each of the undersigned.

Dated: 8/3/2022

Magnolia Capital Fund, LP

By:	The Magnolia Group, LLC, General Partner

By:	/s/ Adam K. Peterson
Adam K. Peterson, Manager

The Magnolia Group, LLC

By:	/s/ Adam K. Peterson
Adam K. Peterson, Manager

By	/s/ Adam K. Peterson
Adam K. Peterson

CUSIP No. 65373J209	13D	Page 9 of 9 Pages